UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1) 1

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20366P 10 0	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Amberley Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 321,703 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 321,703 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,703 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

(1)	Represents 4,349 shares of the Issuer’s common stock (“Common Stock”) and 317,354 shares of Common Stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”).
(2)	Based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013, plus 317,354 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

SCHEDULE 13G/A

Securities and Exchange Commission

Washington, DC 20549

Item 1(a).	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

357 Roosevelt Road

Glen Ellyn, Illinois 60137

Item 2(a).	Name of Person Filing:

This filing is being made by Amberley Holdings LLC (“Amberley” or the “Reporting Person”). Amberley Capital Management LLC is the manager of Amberley and in such capacity makes investment decisions for Amberley, including the decision to invest in the shares of the Issuer.

(b).	Address of Principal Business Office, or, if None, Residence:

Amberley’s address is:

2345 Waukegan Road, Suite 165

Bannockburn, Illinois 60015

(c).	Citizenship: Amberley is a Delaware limited liability company.

(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

(e).	CUSIP Number: 20366P 10 1

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

On June 13, 2013, the stockholders of the Issuer approved an amendment to the Certificate of Designations for the Issuer’s Series C Preferred Stock to include conversion blockers that prevent a holder of Series C Preferred Stock from converting shares of the Series C Preferred Stock into Common Stock to the extent (but only to the extent) that such conversion would result in the holder, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.9% or 4.9%, as applicable, of the Issuer’s outstanding Common Stock. The amendment became effective upon the Issuer’s filing of the Amended and Restated Certificate of Designations for the Series C Preferred Stock with the Secretary of State of the State of Delaware on June 14, 2013. Pursuant to the terms of the

Amended and Restated Certificate of Designations for the Series C Preferred Stock, the 4.9% conversion blocker (the “4.9% Conversion Blocker”) is applicable to the Reporting Person. The Issuer’s Series E Preferred Stock is also subject to a conversion restriction that prevents a holder of Series E Preferred Stock from converting such shares to the extent that such conversion would result in the holder, or any of its affiliates, beneficially owning more than 4.99% of the Issuer’s Common Stock (such restriction together with the 4.9% Conversion Blocker, the “Conversion Blockers”).

With the Conversion Blockers and based upon the number of shares of Common Stock outstanding as of June 14, 2013, the Reporting Person would be able to convert shares of Series C Preferred Stock into a maximum of 317,354 shares of Common Stock. Consequently, the Reporting Person may be deemed to beneficially own 321,703 shares of the Issuer’s Common Stock, which shares include 4,349 shares of Common Stock and 317,354 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

Such shares represent 4.9% of the Issuer’s Common Stock, based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013 plus 317,354 shares of Common Stock into which the Reporting Person’s shares of Series C Preferred Stock may be converted after giving effect to the limits of the 4.9% Conversion Blocker. The foregoing calculation excludes (i) 557,446 additional shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person; and (ii) 325,200 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock held by the Reporting Person, in each case because of the Conversion Blocker to which such shares are subject. Without the Conversion Blockers, the Reporting Person would be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, 1,204,349 shares of Common Stock.

(b)	Percent of class:

The reported amount represents 4.9% of the outstanding shares of the Common Stock of the Issuer based on the outstanding shares of the Common Stock after giving effect to the conversion of the Reporting Person’s shares of Series C Preferred Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 321,703

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 321,703

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2013	AMBERLEY HOLDINGS LLC

	By:	AMBERLEY CAPITAL MANAGEMENT LLC

	By:	/s/ Ethan Meister
Its Manager